AB 4/8

UN
SECURITIES AND ...
Washington, D.C. 20549

08031089

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 31 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Securities Lending Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Pine Street, 12th floor
(No. and Street)

New York (City) New York (State) 10270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Adamczyk (212) 770-9027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/8

OATH OR AFFIRMATION

I, Peter Adamczyk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Securities Lending Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRIAN G. DOOLEY
NOTARY PUBLIC, State of New York
No. 01DO[illegible]
Qualified in Queens County
Commission Expires Sept. 12, 20 10

____
Signature

President
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Securities Lending Corp.

(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)

Statement of Financial Condition

December 31, 2007

AIG Securities Lending Corp.
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG Global Securities Lending Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Global Securities Lending Corp. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, a change in accounting policy related to income tax allocation to the Company was implemented as of January 1, 2007.

PricewaterhouseCoopers LLP

March 28, 2008

AIG Securities Lending Corp.
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	34,028,856
Due from affiliates		2,541,309
Other assets		81,370
Total assets	$	36,651,535
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	590,750
Due to affiliates		15,603,412
Total liabilities		16,194,162
Stockholder's Equity		20,457,373
Total liabilities and stockholder's equity	$	36,651,535

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

AIG Securities Lending Corp. (the "Company"), formally known as AIG Global Securities Lending Corp, is a wholly owned subsidiary of AIG Global Asset Management Holdings Corp. ("AIGGAMHC"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company became registered as a broker-dealer in securities under the Securities Exchange Act of 1934, effective August 30, 2006.

The Company primarily serves as a non-custodial securities lending agent for US domiciled AIG companies and AIG managed funds. Cash collateral from securities borrowing counterparties is directed into a segregated collateral pool for the securities lenders. The cash in the collateral pool is invested by an affiliate of the Company in order to generate rebates for the securities borrowers and revenue for the securities lenders. The Company earns agency fees from the lenders in accordance with a predetermined revenue split agreement.

The Company presently bears all costs associated with the agency securities lending business transacted on behalf of AIG affiliated entities. Such costs include collateral management fees, personnel costs, transaction costs and all other general and administrative expenses.

2. Change in Accounting Policy

As indicated in note 3 – Income Taxes, the Company is included in the combined New York state and New York city tax return of AIG. For the year-ended December 31, 2007, AIG changed its method of allocation related to state and local uncertain tax positions to a more preferable method which more accurately reflects the contribution of the member companies to the combined return. This is consistent with the method of allocating current state and local income taxes to the Company. For the year ended December 31, 2006, state and local uncertain income tax positions related to combined state and local income tax returns in which the Company was a member were allocated to the Company based on individual matter (units of account) associated with the Company. For the year ended December 31, 2007, all state and local uncertain income tax positions related to combined state and local income tax returns in which the Company was a member were allocated to the Company based on the Company's relative contribution to the combined state and local income tax liability.

The change in accounting policy in allocating the Company's uncertain tax positions resulted in an additional state and local income tax liability of $4,283,232 related to prior periods. This amount has been adjusted within the opening retained earnings of the Company.

3. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

The Company maintains cash and cash equivalents principally at one financial institution. As of December 31, 2007, cash was comprised of $33.2 million, 130,087 Euro, 329,666 GBP and 4.1 million Japanese Yen. The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, with original maturities of three months or less. There are no cash equivalents as of December 31, 2007.

Foreign Currency Translation

Monetary assets and liabilities denominated in non-U.S. currencies are converted into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*, generally using the current rate of exchange prevailing at the later of the transaction date, or the date of the statement of financial condition.

Income Taxes

The Company is a member of an affiliated group which is included in the filing of the consolidated federal income tax return with AIG, Inc. The consolidated federal income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses to the extent utilized by the consolidated group.

The Company is also included in a combined New York state and New York city tax return of AIG and a group of affiliated companies. While there is no formal tax sharing agreement, the New York combined state and local tax liability is allocated based on the Company's relative contribution to the combined state and local income tax liability.

Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. The Company establishes a valuation allowance for deferred tax assets when management believes that it is more likely than not that the Company will not generate sufficient taxable income to realize the potential benefit of future deductions from taxable income. There are no deferred tax assets as of December 31, 2007.

Federal and state income tax payable of approximately $845,228 is included as a component of Due to affiliates in the statement of financial condition.

Fin 48 Disclosure

Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109: On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"* ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and additional disclosures. The Company adopted the

provisions of FIN 48 on January 1, 2007. On the date of adoption, the Company did not record any adjustment for uncertain tax liabilities.

All state and local uncertain income tax positions related to combined state and local income tax returns in which the Company was a member are allocated to the Company based on the Company's relative contribution to the combined state and local income tax liability.

At December 31, 2007, the Company's unrecognized tax benefit, excluding interest and penalties, was $7.8 million which is included in Due to affiliates on the statement of financial condition. The amount of unrecognized tax benefit that, if recognized, would favorably affect the effective tax rate is $7.8 million.

At December 31, 2007, the Company's accrued interest and penalties were $1,795,607, which are included in Due to affiliates on the statement of financial condition.

The Company continually evaluates proposed adjustments by taxing authorities. The tax years 1997 through 2006 remain subject to examination by US Federal and state and local tax authorities.Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company, as a registered broker-dealer, to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 during the Company's year of operations.

At December 31, 2007, the Company's net capital was approximately $17.8 million which was approximately $16.2 million in excess of its required net capital of $1.1 million. The Company's aggregate indebtedness to net capital ratio was .91 to 1.

The Company has been deemed to be a carrying broker dealer subject to the provisions of Rule 15c3-3. However, the NASD has deemed the Company's existing non-custodial agency securities lending activities to be non broker dealer activities. As such, the Company does not presently have any customer balances on its customer reserve computation.

4. Related Parties

In the normal course of conducting business, the Company is party to various transactions with AIG and its affiliates.

- As discussed within Note 1 above, the Company is engaged primarily in the non-custodial agency securities lending business on behalf of AIG affiliates. Included in Due from affiliates is approximately $2.5 million of agency revenue billed, but not received from affiliates.

- The Company is party to an investment management agreement with AIG Global Investment Corp. ("AIGGIC") whereby AIGGIC acts as the collateral manager for the lending affiliates with respect to the collateral pool. At year end, Due to affiliates included approximately $2.5 million in management fees payable to AIGGIC in accordance with the aforementioned agreement.

- Pursuant to an agreement between AIGGAMHC and the Company, AIGGAMHC will provide various services, resources and funds to the Company and manage the Company's payments of costs of certain personnel in advance of reimbursement by the Company to AIGGAMHC. Included within Due to affiliates is approximately $2.6 million associated with this activity.

Due to the above related party transactions, the financial position, results of operations and cash flows of the Company may differ from those that have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short term in nature

END